Exhibit 99.1

Management’s Discussion and Analysis

For the Three and Nine Months Ended September 30, 2018

TSX: MPVD NASDAQ: MPVD

MOUNTAIN PROVINCE DIAMONDS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018

This Management’s Discussion and Analysis (“MD&A”) as of November 12, 2018 provides a review of the financial performance of Mountain Province Diamonds Inc. (the “Company” or “Mountain Province” or “MPVD”) and should be read in conjunction with the MD&A for the year ended December 31, 2017, the unaudited condensed consolidated interim financial statements and the notes thereto for the three and nine months ended September 30, 2018 and the audited consolidated statements for the year ended December 31, 2017. The following MD&A has been approved by the Board of Directors.

The unaudited condensed consolidated interim financial statements of the Company were prepared in accordance with IAS 34 - Interim Financial Reporting. Except as disclosed in the statements, the interim financial statements follow the same accounting policies and methods of computation as compared with the most recent annual financial statements for the year ended December 31, 2017, which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Accordingly, the interim financial statements should be read in conjunction with the Company’s most recent annual financial statements.

All amounts are expressed in thousands of Canadian dollars, except share and per share amounts, unless otherwise noted.

The disclosure in this MD&A of scientific and technical information regarding exploration projects on Mountain Province’s mineral properties has been reviewed and approved by Tom McCandless, Ph.D., P.Geo., while that regarding mine development and operations has been reviewed and approved by Keyvan Salehi, P.Eng., MBA, both of whom are Qualified Persons as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Properties (“NI 43-101”).

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Additional information, related to the Company is available on SEDAR at http://sedar.com/ and on EDGAR at http://www.sec.gov/edgar.shtml.

HIGHLIGHTS

•	Earnings from mine operations for the three and nine months ended September 30, 2018 amounted to $25,239 and $68,305, respectively.

•	Net income for the three and nine months ended September 30, 2018 was $17,483 and $11,270 respectively, or $0.08 and $0.06 earnings per share (basic and diluted), respectively. Adjusted EBITDA for those periods were $37,948 and $112,645, respectively (Adjusted EBITDA is not defined under IFRS and therefore may not be comparable to similar measures presented by other issuers; refer to the Non-IFRS Measures section).

•	Cash at September 30, 2018 was $27,923 with net working capital of $91,961; US$50,000 revolving credit facility remains undrawn.

•	During the three months ended September 30, 2018, the Company repurchased $19,739 (US$15,060) of outstanding secured notes.

•	In the three months ended September 30, 2018, the Company declared and paid a dividend of $0.04 per common share totaling $8,400.

•	The Company concluded sales in the third quarter of 2018 in Antwerp, Belgium totaling 789,000 carats and recognized revenue of $74,852 at an average realized value of $95 per carat (US$73). Revenue for the nine months ended September 30, 2018 totaled $240,492 through seven sales at an average realized value of $99 per carat (US$77). No direct sales have been made to De Beers Canada Inc. (“De Beers”) during the first nine months of the year.

•	Mining of waste and ore in the 5034 and Hearne open pits for the nine months ended September 30, 2018 was approximately 19.7 million tonnes and 10.4 million tonnes, respectively, for a total of 30.1 million tonnes with 11.6 million tonnes mined in the third quarter. Ore mined in the first nine months of the year totalled 2,237,000 tonnes, with approximately 634,000 tonnes of ore stockpile available at quarter end on a 100% basis of the GK mine of which MPV holds 49%.

•	For the nine months ended September 30, 2018, the GK Mine treated approximately 2,443,000 tonnes of ore and recovered approximately 5,391,000 carats on a 100% basis for an average recovered grade of approximately 2.21 carats per tonne (“cpt”). This recovered grade is approximately 6% above the original budget for the nine months ended September 30, 2018. The Company’s 49% attributable share of diamond production for the three months ended September 30, 2018 was approximately 891,000 carats and 2,642,000 carats for the nine months ended September 30, 2018. For the three months ended September 30, 2018, the GK Mine treated approximately 759,000 tonnes of ore and recovered approximately 1,819,000 carats on a 100% basis for an average recovered grade of approximately 2.40 cpt.

•	Rough diamond market conditions in 2018 have remained buoyant for high value diamond categories, with sustained demand and modest price increases across larger, better quality product segments. Customer interest and attendance at the Company’s sales remained strong during the period. The Company’s product offering in this period included a large number of fancies and specials, which generated considerable market interest and competition. In the fifth sale, the Company sold an exceptional 95 carat white gem stone which was the highest value individual diamond recovered to date from Gahcho Kué mine.

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•	Cash costs of production, including capitalized stripping costs, for the three and nine months ended September 30, 2018 were $88 and $94 per tonne respectively, and $37 and $42 per carat recovered, respectively (cash costs of production per tonne and per carat are not defined under IFRS and therefore may not be comparable to similar measures presented by other issuers; refer to the Non-IFRS Measures section).

•	On April 13, 2018, the Company successfully completed the acquisition of Kennady Diamonds Inc. (“Kennady”), pursuant to which the Company acquired all of the common shares of Kennady. The transaction adds diamondiferous bodies, which contain indicated resources of 13.62 million carats and inferred resources of 5.02 million carats. It also adds 67,164 hectares of highly prospective and 100% owned exploration ground strategically surrounding the GK Mine.

The following table summarizes key operating highlights for the three and nine months ended September 30, 2018 and 2017.

		Three months ended	Three months ended	Nine months ended	Nine months ended
		September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017

GK operating data
Mining
*Ore tonnes mined	kilo tonnes	1,155	1,123	2,237	2,674
*Waste tonnes mined	kilo tonnes	10,437	7,190	27,841	21,698
*Total tonnes mined	kilo tonnes	11,592	8,313	30,078	24,372
*Ore in stockpile	kilo tonnes	634	695	634	695

Processing
*Ore tonnes processed	kilo tonnes	759	823	2,443	2,082
*Average plant throughput	tonnes per day	8,433	8,944	8,949	7,626
*Average diamond recovery	carats per tonne	2.40	2.22	2.21	2.07
*Diamonds recovered	000's carats	1,819	1,825	5,391	4,306
Approximate diamonds recovered - Mountain Province	000's carats	891	894	2,642	2,110
Cash costs of production per tonne, net of capitalized stripping **		$70	73	77	77
Cash costs of production per tonne of ore, including capitalized stripping**		$88	73	94	80
Cash costs of production per carat recovered, net of capitalized stripping**		$29	33	35	36
Cash costs of production per carat recovered, including capitalized stripping**		$37	33	42	37

Sales
Approximate diamonds sold - Mountain Province***	000's carats	789	764	2,430	1,650
Average diamond sales price per carat	US	$73	$69	$77	$75

* at 100% interest in the GK Mine including ramp-up period in 2017
**See Non-IFRS Measures section
***Includes the sales directly to De Beers for fancies and specials acquired by De Beers through the production split bidding process

COMPANY OVERVIEW

Mountain Province is a Canadian-based resource company listed on the Toronto Stock Exchange and NASDAQ under the symbol ‘MPVD’. The Company’s registered office and its principal place of business is 161 Bay Street, Suite 1410, P.O. Box 216, Toronto, ON, Canada, M5J 2S1. The Company, through its wholly owned subsidiaries 2435572 Ontario Inc. and 2435386 Ontario Inc., holds a 49% interest in the Gahcho Kué diamond mine (the “GK Mine”), located in the Northwest Territories of Canada. De Beers Canada Inc. (“De Beers” or the “Operator”) holds the remaining 51% interest. The Joint Arrangement between the Company and De Beers is governed by the 2009 amended and restated Joint Venture Agreement.

The Company’s primary assets are its aforementioned 49% interest in the GK Mine and 100% owned Kennady North Project (“KNP”). On April 13, 2018, the Company completed the asset acquisition of Kennady Diamonds Inc. (formerly KDI.V on the TSX Venture exchange), which included 100% of the mineral rights of the Kennady North Project.

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The Company’s strategy is to mine and sell its 49% share of rough diamonds at the highest price on the day of the close of the sale. The Company’s long-term view of the rough diamond market remains positive, based on the outlook for a tightening rough diamond supply and growing demand, particularly in developing markets such as China and India, resulting in real, long term price growth. The Company also expects to build value through exploration and development of the Kennady North Project which covers properties adjacent to the GK Mine.

During the nine months ended September 30, 2018, the Company held seven sales in Antwerp. Sales are held ten times per year, approximately every five weeks. The Company anticipates conducting three sales in the fourth quarter of 2018.

GAHCHO KUÉ DIAMOND MINE

Gahcho Kué Joint Venture Agreement

The GK Mine is located in the Northwest Territories, approximately 300 kilometers northeast of Yellowknife. The mine covers 10,353 hectares, and encompasses four mining leases (numbers 4341, 4199, 4200, and 4201) held in trust by the Operator. The Project hosts four primary kimberlite bodies - 5034, Hearne, Tuzo and Tesla. The four main kimberlite bodies are within two kilometers of each other.

The GK Mine is an unincorporated Joint Arrangement between De Beers (51%) and Mountain Province (49%) through its wholly owned subsidiaries. On October 2, 2014, Mountain Province assigned its 49% interest to its wholly-owned subsidiary 2435386 Ontario Inc. to the same extent as if 2435386 Ontario Inc. had been the original party to the Joint Venture Agreement. The Company accounts for the mine as a joint operation in accordance with International Financial Reporting Standard 11, Joint Arrangements. Mountain Province through its subsidiaries holds an undivided 49% ownership interest in the assets, liabilities and expenses of the GK Mine.

Between 2014 and 2016, the Company and De Beers signed agreements allowing the Operator to utilize De Beers’ credit facilities to issue reclamation and restoration security deposits to the federal and territorial governments. In accordance with these agreements, the Company agreed to a 3% fee annually for their share of the letters of credit issued. As at September 30, 2018, the Company’s share of the letters of credit issued were $23.4 million (December 31, 2017 - $23.4 million).

Gahcho Kué Capital Program

During the GK Mine’s first winter of operations in the last quarter of 2016 and the first quarter of 2017, extreme cold conditions affected the mine’s conveyor systems which resulted in downtime and lowered throughput. In 2017, De Beers and the Company approved a capital project totalling $23 million on a 100% basis to install enclosures on two conveyors as well as to install dust collection systems at the primary crusher and plant feed bin. As of September 30, 2018, the project was nearly 90% complete with all civil works completed and remaining work being primarily mechanical and electrical installations.

Additional mining equipment purchased in 2018 to support higher anticipated mining rates include three additional Komatsu 830E haul trucks and a PC5500 shovel.

Mining and Processing

For the three and nine months ended September 30, 2018, on a 100% basis, a total of 11.6 million and 30.1 million tonnes of waste and ore respectively, had been extracted from the 5034 and Hearne open pits, compared to the original three and nine months ended September 30, 2018 plan of approximately 11.6 million and 32.0 million tonnes, respectively (100% and 94% of plan respectively). Mining rates have increased as additional equipment has been commissioned. For the year ended December 31, 2017, on a 100% basis a total of 33 million tonnes of waste and ore had been extracted from the 5034 open pit, compared to an original plan of approximately 37.2 million tonnes (89% of plan).

For the three and nine months ended September 30, 2018, 759,000 tonnes and 2,443,000 tonnes of kimberlite ore were processed (compared to an original plan of 751,000 tonnes and 2,311,000 tonnes, respectively) with 1,819,600 carats and 5,391,000 carats, respectively (100% basis) being recovered at a grade of 2.40 carats per tonne and 2.21 carats per tonne, respectively. Cash costs of production including capitalized stripping were $88 per tonne for the three months ended September 30, 2018 and $94 per tonne for the nine months ended September 30, 2018. These costs are generally in line with expectations.

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At September 30, 2018, there was approximately 634,000 tonnes (100% basis) of stockpiled ore. Sufficient ore is available from the stockpile and 5034 and Hearne pits to meet the planned process throughput rates for 2018.

At September 30, 2018, the GK Mine had 471,685 carats on a 100% basis in rough diamond inventory at the GK Mine and at the sorting facility in Yellowknife. The Company had 667,179 carats within its sale preparation channel plus its share of carats at the GK Mine and sorting facility for a total of 898,305 carats in inventory.

Diamond Sales

The Company undertook seven sales of diamonds during the nine months of 2018 in Antwerp, Belgium. In fiscal 2017, the Company held ten sales, and anticipates holding ten sales in 2018. Although the GK Mine declared commercial production on March 1, 2017, revenues and costs from four out of the ten sales conducted in 2017 had been recorded against the mine construction costs rather than as revenue on the Company’s statement of comprehensive income as those diamonds sold were all recovered prior to the mine declaring commercial production. The majority of the Company’s revenue is derived from its sales, with the remainder attributed to sales of fancies and specials directly to De Beers on such occasions where De Beers has won the periodic fancies and specials bidding process. The average realized value per carat for the seven sales held in Antwerp, was US$77 per carat.

The following chart summarizes the sales in 2017 and 2018:

* Sale 2 in 2018 was heavily weighted towards fancies and specials, with a record number of stones contributing to a higher than normal realized value.

** Although the diamond sale closed on June 22, 2018, the sale of 43,000 carats occurred during the first half of July for IFRS purposes. The amount of revenue recognized for the 43,000 carats was approximately US$8.1 million or $10.7 million.

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The following table summarizes the results for sales in 2018:

	000's of carats sold	Gross proceeds (US$ 000's)	Revenue/carat (US$)
Sale 1	350	$27,260	$78
Sale 2(1)	177	$25,098	$142
Total Q1	527	$52,358	$99

	000's of carats sold	Gross proceeds (US$ 000's)	Revenue/carat (US$)
Sale 3	451	$26,410	$59
Sale 4	350	$28,264	$81
Sale 5(2)	356	$30,282	$85
Total Q2(3)	1,157	$84,956	$73

	000's of carats sold	Gross proceeds (US$ 000's)	Revenue/carat (US$)
Sale 6	335	$22,210	$66
Sale 7	411	$26,857	$65
Total Q3	746	$49,067	$66

Total year to date	2,430	$186,381	$77

(1) Sale 2 in 2018 was heavily weighted towards fancies and specials, with a record number of stones contributing to a higher than normal realized value.

(2) Although the diamond sale closed on June 22, 2018, the sale of 43,000 carats occurred during the first half of July 2018.

(3) Although 1,157,000 carats were sold, in accordance with IFRS only 1,114,000 carats could be recognized as sales proceeds in the quarter. The remaining 43,000 carats were recognized in Q3 2018. The amount of revenue recognized for the 43,000 carats was approximately US$8.1 million or $10.7 million.

The average realized value per carat for the nine months ended September 30, 2018, was US$77 per carat.

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The following table summarizes the results of sales in 2017:

	000's of carats sold	Gross proceeds (US$ 000's)	Revenue/carat (US$)
Sale 1(1)	96	$6,423	$67
Sale 2	231	$16,484	$71
Sale 3(2)	195	$14,794	$76
Total Q1(3)	522	$37,701	$72

	000's of carats sold	Gross proceeds (US$ 000's)	Revenue/carat (US$)
Sale 4(4)	148	$12,691	$86
Sale 5(5)	223	$21,118	$95
Total Q2	371	$33,809	$91

	000's of carats sold	Gross proceeds (US$ 000's)	Revenue/carat (US$)
Sale 6	294	$25,154	$86
Sale 7	463	$27,108	$59
Total Q3	757	$52,262	$69

	000's of carats sold	Gross proceeds (US$ 000's)	Revenue/carat (US$)
Sale 8	354	$22,801	$64
Sale 9	288	$18,981	$66
Sale 10	364	$19,091	$52
Total Q4	1,006	$60,873	$61

Total	2,656	$184,645	$70

Note: Sales made directly to De Beers are attributed to the closest tender.

(1) Assuming the diamonds withdrawn were sold in sale 1 instead of sale 2.

(2) Although the diamond sale closed on March 29, 2017, the sale of 194,000 carats occurred during the first week of April.

(3) Although 522,000 carats were sold, in accordance with IFRS only 416,000 carats could be recognized as sales proceeds in the quarter. The remaining 106,000 carats were recognized in Q2 2017.

(4) Sold carats were produced in the period before declaration of commercial production, therefore were recorded against the property, plant and equipment in accordance with IFRS.

(5) Sale 5 represents the first sale of diamonds produced after the declaration of commercial production on March 1, 2017, therefore have been recorded as revenue on the statement of comprehensive income. Although 222,000 carats were sold, in accordance with IFRS only 215,000 carats could be recognized as sales proceeds in the quarter. The remaining 7,000 carats have been recognized during Q3 2017.

Including the effects of diamond sales to De Beers Canada Inc. the average realized value per carat for the year ended December 31, 2017, was US$70 per carat.

Through the first seven sales of 2018, rough diamond market conditions remained positive for high value rough diamond categories. The Company’s product offering to customers this period included a large number of fancies and specials, which generated considerable market interest and competition. The highest value stone recovered to date from the Gahcho Kué mine, an exceptional 95 carat white gem stone, was sold in the Company’s fifth sale.

After a successful first year of sales, the Gahcho Kué goods are now firmly established in the market and attract regular and sustained interest from customers. The Gahcho Kué orebody and product profile are complex, producing a broad range of white commercial goods together with large, high value special stones, as well as large volumes of small diamonds, and brown diamonds. The Gahcho Kué product also exhibits varying degrees of fluorescence for which the Company has attracted specialist customers who have developed strategies to positively market this product characteristic.

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The Company’s diamond products have a market and an established customer base. With the natural exception of some industrials, the majority of the Company’s diamonds are sold into market segments that cut and polish the rough, with resultant polished destined for the major diamond jewellery markets of the US, India and China.

Given the complexities of the Gahcho Kué rough diamond product profile and the nature of the Joint Venture’s production splitting process, the mix of diamond categories present in an individual sale may differ. Each sale’s results can and may vary.

2018 Production Outlook

For 2018, the GK Mine operational plan anticipates total ore processing of approximately 3,115,000 tonnes, recovering between 6.3 million and 6.6 million carats (100% basis) and reflecting a recovered grade of between 2.02 cpt and 2.12 cpt. Based on production to date, the Company expects to exceed the upper end of the 2018 guidance ranges.

Diamond Outlook

Through most of 2018, the global rough diamond demand and market pricing has been strong for larger, better-quality product segments, which contribute the majority of value of the Gahcho Kué production. Reported year-to-date rough diamond supply shows a slight increase over 2017.

Recent reports from the US and China, the world’s largest diamond jewellery markets, highlight impressive growth in year-on-year sales of diamond jewellery. Luxury retailers, such as Tiffany and Richemont, report strong sales in the Americas, Asia and Europe through 2018. China’s increasing appetite for diamond jewellery is also reflected in the sales growth reported by the market leaders, Chow Tai Fook and Chow Sang Sang. Despite lingering trade tensions between the US and China, domestic demand in mainland China and tourism-driven sales in Hong Kong and Macau are driving the growth in Chinese retail sales. Diamond jewellery sales in India have slowed due to a recalibration of retail activity, as retailers fight to regain consumers’ trust in the wake of the recent high-profile fraud case, while implementing new Goods and Services Tax regulations and managing the impacts of currency devaluation and changes to diamond import duties.

De Beers’ strategy to develop a differentiated market segment for laboratory grown diamonds has been launched, with the first Lightbox products available online from the end of September. Industry’s response to this drive for product differentiation has been largely positive, although manufacturers of lower price point natural diamond jewellery have voiced concerns of the potential for erosion to market share.

In recent months, smaller, cheaper rough has experienced price pressure due to higher than normal levels of polished stocks, the currency issues in India and China, and current financing constraints in India. Current market conditions for this product segment are expected to continue for the remainder of 2018. However, the current strong performance of retail sector is expected to stimulate increased demand for cheaper goods, with re-stocking anticipated in the new year. The long term supply fundamentals of this product segment are positive with the anticipated closure of older mines.

ACQUISITION OF KENNADY DIAMONDS INC.

On January 29, 2018, the Company announced a definitive arrangement agreement pursuant to which the Company would acquire all of the issued and outstanding shares of Kennady Diamonds Inc. (“Kennady”) by way of a court-approved plan of arrangement (the “Transaction”). Under the terms of the Transaction, Kennady shareholders would receive 0.975 of a Mountain Province common share for each Kennady common share of Kennady. During the three-month period ended March 31, 2018, the Company obtained 3,000,000 Kennady shares, by way of a private placement. On April 9, 2018, approval of the Transaction was obtained from both Mountain Province and Kennady shareholders. On April 11, 2018, final approval of the Ontario Superior Court of Justice for the proposed transaction took place. On April 13, 2018, after all conditions precedent were satisfied, the Transaction was closed and Kennady became a wholly owned subsidiary of the Company. Kennady shareholders received 49,737,307 shares of Mountain Province for 51,012,599 shares of Kennady. The transaction was valued based on the share price of the Company on April 13, 2018.

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Until April 13, 2018, the 3,000,000 shares of Kennady obtained were held as equity securities. During the nine months ended September 30, 2018, the Company recognized a realized gain of $1,334, net of income taxes, related to the fair value adjustment of its equity securities. All equity securities owned by the Company are reclassified as FVTOCI, with fair value gains, net of income taxes, of $1,334 recorded in other comprehensive income for the nine months ended September 30, 2018.

The acquisition of Kennady Diamonds Inc. is considered an asset acquisition, and not a business combination in accordance with IFRS 3. The following table summarizes the fair value of the consideration transferred to the Kennady shareholders and the final estimates of the fair values of identified assets acquired and liabilities assumed. The purchase price allocation and the net assets acquired were as follows:

Purchase price:
Common shares issued	$153,688
Purchase of equity securities prior to April 13, 2018	9,038
Company transaction costs	4,247
Total	$166,973

Net assets acquired:
Assets
Cash	$54
Amounts receivable	641
Prepaid expenses	119
Reclamation deposit	250
Property, plant and equipment	168,609
Liabilities
Accounts payable and accrued liabilities	(2,527)
Decommissioning and restoration liability	(173)
Total	$166,973

Exploration at Kennady North commenced in the late 1990’s and resulted in the discovery of the diamond-bearing Kelvin, Faraday, MZ and Doyle kimberlite occurrences. The number of diamonds recovered from the Kelvin and Faraday kimberlites and the size-frequency distribution indicated that they may be of comparable grade to the 5034 and Hearne kimberlites at the GK Mine.

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The following map shows the location of the Kennady North properties relative to the GK Mine and the holdings consists of 22 federal leases and 58 claims covering an area of 67,164 hectares:

N
Kelvin Camp
MZ Sill
Faraday Kimberlites
Kelvin Kimberlite
Gahcho Kué
Bob Camp
Doyle Sill
Legend
KDI Kimberlites
Camps
Winter Road
Stream
Mineral Leases
Claims
Waterbody
0
5
10
Kilometres

KENNADY NORTH PROJECT EXPLORATION

At the time Kennady was acquired by the Company, a winter 2018 exploration program was underway which was completed in May 2018. The objectives of delineation drilling at Faraday 2, geotechnical drilling adjacent to Faraday 2, and drill testing of exploration targets within the Kelvin-Faraday Corridor were all successfully achieved. A total of 38 drill holes were completed for a program total of 6,826 metres. All of the drilling results were reported in a Kennady Diamonds news release on May 23, 2018.

Drilling at Faraday 2 kimberlite focused on the northwest extension, which was discovered in 2017 and extends the Faraday 2 kimberlite by over 150 metres. Geologic units in the inferred resource extend into the northwest extension, and the completed drilling is expected to enable this portion of Faraday 2 advance to an inferred level of confidence. Drilling results for Faraday 2 are summarized in the following table.

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Faraday 2 - Winter 2018 Geotechnical and Delineation Drill Program

Drill Hole	Drill Hole Purpose	Azimuth	Inclination	Kimberlite Intercepts (m)			End of Hole (m)
				From	To	Intercept*
KDI-18-010	Geotech/Delineation	220	-65	270.91	322.70	51.79	346
KDI-18-011	Delineation	040	-65	280.74	313.26	32.52	350
KDI-18-012a	Delineation/Exploration	000	-90	254.33	270.52	15.18**	334
				279.68	292.94	11.37**	334
				297.36	298.34	0.45**	334
				304.00	305.45	0.51**	334
KDI-18-012b	Delineation/Exploration	305	-80	-	-	-	317
KDI-18-013	Delineation/Geotech	038	-66	258.69	288.97	28.05**	319

*Intercepts are not true widths. **Includes minor country rock intercepts.

A drill hole completed at on Faraday 1-3 was designed to test the geotechnical characteristics of country rock for the purposes of open pit mine design and was not expected to intersect kimberlite. Results are summarised in the table below.

Faraday 1-3 - Winter 2018 Geotechnical Drilling Results

Drill Hole	DH Purpose	Azimuth	Inclination	Kimberlite Intercepts (m)			End of Hole (m)
				From	To	Intercept
KDI-18-017	Geotechnical	320	-45	-	-	-	189

In addition to the geotechnical, delineation and exploration drilling, associated geotechnical surveys, ground water sampling and other required test work was also successfully completed in the winter program. The combined work is expected to help advance the Faraday kimberlites from a scoping-level to a pre-feasibility level of confidence in terms of geotechnical analysis.

Three geophysically-defined grassroots exploration targets located in close proximity to the Faraday kimberlites were also drill-tested. All of the seven drill holes drilled into the targets intersected kimberlite, consisting of kimberlite sheet complexes with the largest intercept being 5.4 metres of coherent kimberlite. Drill results for the grassroots exploration targets are summarized in the table below.

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Grassroots Exploration - Winter 2018 Drilling Results

Drill Hole	Geophysical Target	Azimuth	Inclination	Kimberlite Intercepts (m)			End of Hole (m)
				From	To	Intercept*
KDI-18-014a	Target #18-01	000	-90	34.53	35.55	1.02	165
				46.20	46.31	0.11	165
KDI-18-014b	Target #18-01	017	-45	89.33	89.54	0.21	199
				91.15	93.64	2.49	199
				95.18	95.47	0.29	199
				96.89	98.09	1.20	199
KDI-18-015	Target #18-01	283	-45	78.87	79.18	0.31	199
				91.66	97.30	5.41	199
KDI-18-016a	Target #18-02	000	-90	64.48	66.49	2.01	119
				75.18	76.91	0.93**	119
KDI-18-016b	Target #18-02	220	-65	61.03	61.31	0.28	131
				62.00	65.37	2.29**	131
KDI-18-016c	Target #18-02	220	-45	66.89	68.98	1.68**	122
				79.51	82.65	3.14	122
KDI-18-018a	Target #18-03	340	-90	128.00	133.00	5.00	179

*Intercepts are not true widths. **Includes minor country rock intercepts.

In each case, the geophysical targets were explained by intervals of highly altered and fractured country rock associated with kimberlite sheets. Similarly fractured and altered country rock is associated with both the Kelvin and the Faraday kimberlites. These latest results will be utilized in conjunction with other exploration data to prioritize remaining geophysical targets for future drill testing.

A brief program was also conducted in summer 2018, including a geotechnical drillhole completed at Faraday 2 and continued collection of baseline environmental data for the project as a whole. The drillhole at Faraday 2 targeted an area with limited data for country rock adjacent to the kimberlite, but also passed through the kimberlite itself. Results for the single geotechnical drillhole are provided in the table below.

Faraday 2 - Summer 2018 Geotechnical Drilling Results

Drill Hole	DH Purpose	Azimuth	Inclination	Kimberlite Intercepts (m)			End of Hole (m)
				From	To	Intercept*
KDI-18-027	Geotechnical	90	-50	128.62	176.52	47.90	229.00

*Intercepts are not true widths.

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Gahcho Kué EXPLORATION

Subsequent to the GK Mine achieving commercial production in early 2017, exploration at the GK Mine began in the second half of 2017 with the implementation of airborne magnetics and electromagnetics over the entire lease area with the goal of identifying targets for adding potential resources to the GK Mine. A ground gravity survey was also conducted in the region between the Tesla and Tuzo kimberlites and within the Southwest Corridor. The Southwest Corridor lies between the 5034 and Hearne kimberlites, where mining has exposed kimberlite that is not included in the project resource statement. A 17-hole drill program, based on a 50 metre by 50 metre spacing was subsequently completed in the Southwest Corridor. The goal of the drill program within the Southwest Corridor is to enable a resource estimate of the newly-discovered kimberlite for eventual incorporation into the GK mine plan. Drilling results generated to date for 2018 are summarized in the table below.

Southwest Corridor - 2018 Drilling Results (reported April 10, 2018)

Drill Hole ID	Target	Azimuth	Inclination	Intercept (m)[1,2]			Intercept True Thickness (m)[3,8]	Intercept Composition %[1]				End of Hole (m)
				From	To	Length		Kimberlite[4]	Kimberlite Granite Breccia[5]	Granite Kimberlite Breccia[6]	Internal Granitic Waste[7]
MPV-17-435C	5034 South West Corridor / South Pipe	300	-54	76.65	120.08	43.43	25.40	64%	8%	0%	28%	126
MPV-17-436C	5034 South West Corridor / South Pipe	311	-54	107.00	130.23	23.23	13.80	44%	44%	0%	12%	164
MPV-17-437C	5034 South West Corridor / South Pipe	329	-54	151.80	199.70	47.90	26.40	31%	60%	0%	9%	230
MPV-17-438C	5034 South West Corridor / South Pipe	285	-50	151.60	157.00	5.40	3.10	0%	100%	0%	0%	191
MPV-17-439C	5034 South West Corridor / South Pipe	305	-60	157.00	164.50	7.50	3.50	0%	100%	0%	0%	224
MPV-17-440C	5034 South West Corridor / South Pipe	327	-50	211.27	229.40	18.13	11.60	7%	82%	8%	3%	284
MPV-18-441C	5034 South West Corridor / South Pipe	309	-58	196.20	197.76	1.56	0.80	100%	0%	0%	0%	283
MPV-18-442C	5034 South West Corridor / South Pipe	330	-51	229.87	253.15	23.28	14.40	5%	0%	95%	0%	284
MPV-18-443C	5034 South West Corridor / South Pipe	130	-49	62.69	89.60	26.91	18.10	0%	100%	0%	0%	122
MPV-18-444C	5034 South West Corridor / South Pipe	268	-46	16.30	50.40	34.10	19.30	99%	1%	0%	0%	89
MPV-18-445C	5034 South West Corridor / South Pipe	300	-46	37.75	56.83	19.08	13.20	100%	0%	0%	0%	100
MPV-18-446C	5034 South West Corridor / South Pipe	244	-46	73.57	119.18	45.61	20.00	9%	34%	57%	0%	185
MPV-18-447C	5034 South West Corridor / South Pipe	25	-53	31.38	199.49	168.11	N/A	61%	23%	11%	6%	230
MPV-18-448C	5034 South West Corridor / South Pipe	319	-61	109.90	110.34	0.44	0.20	100%	0%	0%	0%	143
MPV-18-449C	5034 South West Corridor / South Pipe	293	-54	129.80	131.10	1.30	0.80	100%	0%	0%	0%	170
MPV-18-450C	5034 South West Corridor / South Pipe	16	-53	26.10	57.00	30.90	N/A	0%	100%	0%	0%	146
MPV-18-450C	5035 South West Corridor / South Pipe	16	-53	78.23	146.00	67.77	N/A	69%	7%	22%	2%	146
MPV-18-452C	5034 South West Corridor / South Pipe	275	-46	51.00	51.50	0.50	0.30	100%	0%	0%	0%	92
MPV-18-454C	5034 South West Corridor / South Pipe	335	-50			0.00	0.00	0%	0%	0%	0%	380

[1]	Intercept is composed of kimberlite, kimberlite granite breccia, granite kimberlite breccia, and internal granitic dilution.
[2]	Not true thickness.
[3]	Estimated true thickness, to be confirmed.
[4]	Announced previously - see news release of January 17, 2018.
[5]	Holes MPV-18-447C and MPV-18-450C are drilled on strike and therefore cannot be used to determine true thickness.

Drilling was also conducted between the north and south lobes of the Hearne kimberlite. The drill results confirm that the north and south lobes of the body are connected by a kimberlite breccia. The kimberlite breccia is present at 40 metres depth vertically from the surface and extends vertically to at least as deep as 220 metres from surface. A summary of drill results from Hearne is provided below.

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Hearne - 2018 Drilling Results (reported July 11, 2018)

1The intercept for MPV-18-458C is composed of 96% of kimberlite granite breccia with 4% internal granitic dilution. The intercept for MPV-18-462C is composed of 98% of kimberlite granite breccia with 2% internal granitic dilution. Kimberlite granite breccia is defined as having greater than 50% kimberlite present. 2Defined as the horizontal distance between drill hole contacts based on Hearne as a linear shape striking at an average azimuth of 353o and with vertical contacts.

Drill testing of the 5034-Tuzo Corridor initially focused on the zone between the 5034 pipe and the North Pipe, and the zone extending immediately northeast of the North pipe. Drilling has confirmed kimberlitic material between the north lobe of 5034 and the North Pipe, as well as in the corridor extending northeast of the North Pipe towards Tuzo. The kimberlitic material extends vertically from 248 meters to 350 meters depth. A summary of results from the drill programs is provided in the table below.

5034-Tuzo Corridor - Summer 2018 Drilling Results (reported September 17, 2018)

Drill Hole	Azimuth	Inclination	Intercept[1] (m)		Intercept True Thickness[2] (m)	End of Hole (m)
		From	To	Length
MPV-18-460C3	137	-49	360.36	394.86	34.50	26.80	452.0
MPV-18-465C4	139	-49	329.00	338.10	9.10	6.80
			355.65	356.00	0.35	ND	401.0
MPV-18-467C	136	-54	389.60	439.90	50.30	32.90	462.2
MPV-18-469C	132	-59	329.75	443.82	114.07	72.50	473.0
MPV-18-470C	302	-57	189.65	189.66	0.01	ND	212.0
MPV-18-473C	117	-66	371.58	383.55	11.97	5.00	629.0
MPV-18-475C	130	-51	304.20	389.00	84.80	59.00	419.0

1Intercepts are not true thicknesses. 2Defined as the horizontal distance between drillhole pierce points, based on the 5034 extension as elongate, striking roughly N45E and with vertical contacts. 3The 26.8m intercept for MPV-18-460C includes 13% granite and granite breccia. 4The 6.8m intercept for MPV-18-465C includes 39% kimberlite granite breccia with <50% internal granitic dilution. The intercept for MPV-18-462C is kimberlite granite breccia. Granite breccia is defined as having greater than 50% kimberlite present. ND = Not determined. Drillholes MPV-18-459C, MPV-18-461C, MPV-18-464C, MPV-18-466C, and MPV-18-474C did not intersect kimberlite.

At the Curie target kimberlite was encountered at a vertical depth of 18 meters, with the deepest intercept occurring at 119 meters. The Curie kimberlite lies within the proposed open pit mine plan for the Tuzo kimberlite, and midway between Tuzo and the Tesla kimberlite. Drill results for the Curie kimberlite are provided in the table below.

Curie Kimberlite - Summer 2018 Drilling Results (reported September 17, 2018)

Drill Hole	Azimuth	Inclination	Intercept[1] (m)		Intercept True Thickness[2] (m)	End of Hole (m)
		From	To	Length
MPV-18-463C	310	-48	35.98	66.50	30.52	ND2
			93.70	146.40	52.70	ND	195.9
MPV-18-468C	114	-47	159.77	163.25	3.48	ND	251.0
MPV-18-471C	309	-47	25.10	37.60	12.50	ND	37.6
MPV-18-472C	311	-48	33.90	44.60	10.70	ND	257.0

1Intercepts are not true thicknesses. 2The geometry of Curie is not sufficiently known to determine true thicknesses.

The Currie kimberlite is likely a blowout of the Dunn kimberlite sheet, which is located in an area of the northwest wall of the planned Tuzo pit towards the Tesla pipe. The vertical extent of the Curie body remains to be determined.

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Results of operations

The Company, as discussed above, held seven sales of diamonds during the nine months ended September 30, 2018.

Quarterly financial information for the past eight quarters is shown in Table 1.

SUMMARY OF QUARTERLY RESULTS

Table 1 - Quarterly Financial Data
Expressed in thousands of Canadian dollars
		Three months ended
	September 30	June 30	March 31	December 31
	2018	2018	2018	2017

Earnings and Cash Flow
Number of sales	2	3	2	3
Sales	$74,852	99,075	66,565	77,242
Operating income	$19,952	11,187	20,105	11,176
Net income (loss) for the period	$17,483	(6,280)	67	(15,927)
Basic and diluted earnings (loss) per share	$0.08	(0.03)	0.00	(0.10)
Adjusted EBITDA*	$37,948	40,673	33,211	56,407
Cash flow provided by (used in) operating activities	$33,319	59,007	1,759	36,389
Cash flow provided by (used in) investing activities	$(10,175)	(38,485)	(16,098)	54,079
Cash flow provided by (used in) financing activities	$(29,017)	(15,535)	(188)	(62,970)
Balance Sheet
Total assets	$969,245	974,816	823,966	795,066

*Adjusted EBITDA is not defined under IFRS and therefore may not be comparable to similar measures presented by other issuers; refer to the Non-IFRS Measures section.

		Three months ended
	September 30	June 30	March 31	December 31
	2017	2017	2017**	2016

Earnings and Cash Flow
Number of sales	2	3	2	-
Sales	$65,218	27,648	-	-
Operating income (loss)	$20,657	7,663	(3,428)	(2,479)
Net income (loss) for the period	$27,669	7,554	(2,144)	(8,306)
Basic and diluted earnings (loss) per share	$0.17	0.05	(0.01)	(0.05)
Adjusted EBITDA*	$37,689	12,779	(3,405)	1,642
Cash flow provided by (used in) operating activities	$49,238	(15,737)	(27,239)	2,017
Cash flow provided by (used in) investing activities	$(38,715)	18,217	7,596	(63,276)
Cash flow provided by (used in) financing activities	$(7,871)	(8,826)	30,974	36,422
Balance Sheet
Total assets	$884,806	857,320	873,753	783,761

*Adjusted EBITDA is not defined under IFRS and therefore may not be comparable to similar measures presented by other issuers; refer to the Non-IFRS Measures section.

**Diamonds produced prior to the declaration of commercial production on March 1, 2017 were not recorded as sales and were recorded as pre-production sales as assets under construction, included in property, plant and equipment. Sale 5 in June 2017 was the first sale recorded in the statement of comprehensive income.

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summary of THIRD Quarter Financial Results

Three and nine months ended September 30, 2018 compared to the three and nine months ended September 30, 2017, expressed in thousands of Canadian dollars.

For the three months ended September 30, 2018, the Company recorded a net income of $17,483 or $0.08 earnings per share, respectively compared to a net income $27,669 or $0.17 earnings per share for the same period in 2017. For the nine months ended September 30, 2018, the Company recorded a net income of $11,270 or $0.06 earnings per share compared to a net income of $33,079 or $0.21 earnings per share for the same period in 2017. A significant difference in earnings from mine operations of $68,305 in the nine months ended September 30, 2018, compared to $35,770 for the same period in 2017, since the comparative period did not begin including earnings from mine operations until commercial production on March 1, 2017.

The total net finance expenses for the nine months ended September 30, 2018 were $30,626, compared to $26,280 for the same period in 2017. The significant difference is due to the fact that in the same period for 2017 the finance expenses for January and February, until commercial production was declared, were capitalized as borrowing costs.

Foreign exchange gains (losses), for the three and nine months ended September 30, 2018, was $6,656 and ($11,466), respectively, compared to a foreign exchange gains of $17,495 and $32,984 for the same period in 2017. Substantially all of the foreign exchange loss amount relates to the unrealized losses arising from the translation of US$ denominated long-term debt outstanding through the period given the depreciation of the Canadian dollar since late 2017.

Earnings from mine operations

Earnings from mine operations for the three and nine months ended September 30, 2018, respectively, were $25,239 and $68,305 compared to $23,991 and $35,770 for the same periods in 2017. For the three and nine months ended September 30, 2018, diamond sales related to 789,000 and 2,430,000 carats were $74,852 and $240,492, respectively. Production costs (net of capitalized stripping costs) related to diamonds sold for the three and nine months ended September 30, 2018 were $26,231 and $86,240, respectively; depreciation and depletion were $18,040 and $60,388, respectively; and the cost of acquired diamonds were $5,342 and $25,559, respectively, which had been previously paid to De Beers when winning the periodic fancies and specials bids. For the three and nine months ended September 30, 2017, the Company recorded its first sale and related costs as that was when the first diamonds were produced and sold after the declaration of commercial production, which resulted in lower earnings from mine operations compared to the three and nine months ended September 30, 2018.

Exploration and evaluation expenses

Exploration and evaluation expenses for the three and nine months ended September 30, 2018, respectively, were $2,109 and $6,542 with no expenses reported for the same periods in 2017. During the nine months ended September 30, 2018, $2,967 of the total $6,542 exploration and evaluation expenses related to the Company’s 49% share of costs incurred on the GK Mine properties. The remaining $3,575 of exploration and evaluation expenses are a result of the KNP drill program which was in place at the date of acquisition, most of which can be attributed to drilling and technical consulting expenses.

Selling, general and administrative expenses

Selling, general and administrative expenses for the three and nine months ended September 30, 2018, respectively, were $3,178 and $10,519 compared to $3,334 and $10,878 for the same period in 2017. The significant expenses included in these amounts for the three and nine months ended September 30, 2018 were $1,456 and $4,672, relating to selling and marketing, $436 and $1,573 related to consulting fees and payroll, and $448 and $1,261 relating to share-based payment expense, respectively. For the three and nine months ended September 30, 2017, selling and marketing were $1,489 and $4,614, consulting and payroll were $376 and $2,062, and share-based payment expense was $516 and $1,289, respectively. The overall decrease in selling, general, and administrative expenses can be attributed to lower consulting and payroll expenses compared to the prior period. Consulting and payroll expenses for the three and nine months ended September 30, 2017 were higher due to a transition in executive leadership.

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Net finance expenses

Net finance expenses for the three and nine months ended September 30, 2018, respectively, were $11,037 and $30,626 compared to $11,141 and $26,280 for the same period in 2017. Included in the amount for the three and nine months ended September 30, 2018, were $11,025 and $30,495 relating to finance costs, $161 and $492 relating to accretion expense on decommissioning liability and $149 and $361 relating to interest income, respectively. Finance costs have increased for the nine months ended September 30, 2018 compared to the same period in 2017 due to interest expense incurred on the current secured notes payable being expensed whereas in the same period in 2017, interest expense incurred on the old Loan Facility was previously capitalized to the mine development and were only expensed after the declaration of commercial production. The increase in accretion expense on decommissioning liability is due to a higher decommissioning liability balance. Interest income in 2018 was lower than the 2017 period, due to a lower average cash balance. Finance costs have decreased for the three months ended September 30, 2018 compared to the same period in 2017 due to a decreased effective interest rate on the secured notes payable compared to the old Loan Facility.

Derivative gains

Derivative gains for the three and nine months ended September 30, 2018, respectively, were $3,268 and $4,050 compared to $635 and $1,415 for the same period in 2017. For the three and nine months ended September 30, 2018, the overall derivative gain is attributed to the embedded derivative asset from the secured notes payable. The overall derivative gains for the three and nine months ended September 30, 2017, related to the relative strengthening of the LIBOR rate, which resulted in a derivative gain on the interest rate swap contracts.

Foreign exchange gains (losses)

Foreign exchange gains (losses) for the three and nine months ended September 30, 2018, respectively, were $6,656 and ($11,466) compared to $17,495 and $32,984 for the same period in 2017. The foreign exchange loss for the nine months ended September 30, 2018 was a result of the Canadian dollar weakening relative to the U.S. dollar and the translation of the secured notes payable, net of U.S. dollar cash balances, to Canadian dollars at the spot rate at the period ended September 30, 2018. The foreign exchange gains for the three and nine months ended September 30, 2017 was a result of the Canadian dollar strengthening relative to the U.S. dollar and the translation of the Loan Facility and U.S. dollar cash balances to Canadian dollar at the spot rate at the period end.

INCOME AND MINING TAXES

The Company is subject to income and mining taxes in Canada with the statutory income tax rate at 26.5%.

No deferred tax asset has been recorded in the financial statements as a result of the uncertainty associated with the ultimate realization of these tax assets.

The Company is subject to assessment by Canadian authorities, which may interpret tax legislation in a manner different from the Company. These differences may affect the final amount or the timing of the payment of taxes. When such differences arise, the Company makes provision for such items based on management’s best estimate of the final outcome of these matters.

The Company’s current tax expenses are associated with mining royalty taxes in the Northwest Territories. There are no other current tax expenses for income tax purposes, as there are significant losses carried forward that are available to offset current taxable income.

FINANCIAL POSITION AND LIQUIDITY

The Company originally funded its share of the construction and commissioning costs of the GK Mine through a combination of equity and a project lending facility (the previous “Loan Facility”). In December 2017, the Company terminated its previous Loan Facility through the issuance of US$330 million in second lien secured notes payable. Concurrent with the closing of the Notes offering, the Company entered into an undrawn US$50 million first lien revolving credit facility (the “RCF”) with Scotiabank and Nedbank Limited in order to maintain a liquidity cushion for general corporate purposes. The RCF has a term of three years.

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The RCF is subject to a quarterly commitment fee between 0.9625% and 1.2375%, depending on certain leverage ratio calculations at the time. Upon drawing on the RCF, an interest rate of LIBOR plus 2.5% to 4.5% per annum is charged for the number of days the funds are outstanding, based on certain leverage ratio calculations at the time. As at September 30, 2018, the RCF remained undrawn. The RCF is subject to several financial covenants, in order to remain available. The following financial covenants are calculated on a quarterly basis:

•	Total leverage ratio of less than or equal to 4.50:1 calculated as total debt divided by EBITDA, up to and including December 31, 2019; and 4:1, thereafter until the maturity date.
•	A ratio of EBITDA to interest expense no less than 2.25:1; and
•	A tangible net worth that is no less than 75% of the tangible net worth as reflected in the September 30, 2017 financial statements provided to the administrative agent as a condition precedent to closing, plus 50% of the positive net income for each subsequent quarter date.
•	Permitted distributions (which include dividends) are subject to the Company having a net debt to EBITDA ratio of less than or equal to 2.75:1 in 2018, 2.25:1 in 2019, and 1.75:1 in 2020. Net debt is equal to total debt, less cash and cash equivalents. The aggregate amount of all distributions paid during the rolling four quarters up to and including the date of such distribution does not exceed 25% of free cash flows (“FCF”) during such period. FCF is defined as EBITDA minus, without duplication, (a) capital expenditures, (b) cash taxes, (c) any applicable standby fee, other fees or finance costs payable to the finance parties in connection with the RCF, (d) interest expenses and (e) any indebtedness (including mandatory prepayments) permitted under the existing agreement.

The Company is in compliance with all financial covenants as at September 30, 2018.

The indenture governing the secured notes contains certain restrictive covenants that limit the Company’s ability to, among other things, incur additional indebtedness, make certain dividend payments and other restricted payments, and create certain liens, in each case subject to certain exceptions. The restrictive covenant on the Company’s ability to pay potential future dividends relates to a fixed charge coverage ratio of no less than 2:1. The fixed charge coverage ratio is calculated as EBITDA over interest expense. Subject to certain limitations and exceptions, the amount of the restricted payments, which include dividends and share buybacks, is limited to a maximum dollar threshold, which is calculated at an opening basket of US$10 million plus 50% of the historical consolidated net income, subject to certain adjustments, reported from the quarter of issuance and up to the most recently available financial statements at the time of such restricted payment, plus an amount not to exceed the greater of US$15 million and 2% of total assets as defined in the indenture.

Cash flow provided by operating activities, including changes in non-cash working capital for the three and nine months ended September 30, 2018, respectively, were $33,319 and $94,085 compared to $49,238 and $6,262 for the same period in 2017. The increase in cash provided for the nine months ended September 30, 2018 was a result of the earnings from mine operations of $68,305. Although the net income for the nine month period ended was $11,270, significant areas which were non-cash expenses included foreign exchange losses of $11,466, depreciation and depletion of $60,403, and share based payment expense of $1,261. Also, the comparative three and nine month period ended September 30, 2017 experienced lower cash inflows, since June 2017 was the first sale which was included in operating activities, as that was when the first diamonds produced post commercial production declaration was included in earnings from mine operations.

Investing activities for the three and nine months ended September 30, 2018, respectively, were ($10,175) and ($64,758) compared to ($38,715) and ($12,902) for the same period in 2017. For the nine months ended September 30, 2018, the outflow for the purchase of equipment of the GK Mine, acquired KNP assets and other commissioned assets were $60,926 compared to $48,547 for the same period in 2017. Capitalized interest paid for the nine months ended September 30, 2018 was $nil compared to $5,451 for the same period in 2017. Also, net cash acquired and transaction costs on the acquisition of KNP assets were ($4,193). Cash used for investing activities for the nine months ended September 30, 2018 included $60,926 in property, plant and equipment, $nil for capitalized interest paid and offset by $361 of interest income. Cash used for investing activities for the nine months ended September 30, 2017 include $48,547 in property, plant and equipment, $5,451 for capitalized interest paid, offset by $67,493 in pre-production sales, ($27,116) in restricted cash and $719 of interest income. The most significant reason for the increase in cash outflows compared to the same period in 2017 is the pre-commercial production revenue which was included in 2017.

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Financing activities for the three and nine months ended September 30, 2018, respectively, were ($29,017) and ($44,741) compared to ($7,871) and $14,277 for the same period in 2017. Cash flows used in financing activities for the three and nine months ended September 30, 2018, related to stand-by charges on the RCF, and interest paid on the secured noted payable, repurchased of outstanding secured notes of $19,739 (US$15,060) and dividend payment of $8,400. Under the terms of the secured notes payable, interest payments occur semi-annually, and as such will result in the June and December quarters having significantly higher cash outflows under financing activities. Cash flows from financing activities for the nine months ended September 30, 2017 related to cash draws of US$25 million or approximately $32.4 million Canadian dollar equivalent from the Loan Facility, net of financing costs of approximately $19.7 million and proceeds from option exercises of $1,577.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

SIGNIFICANT ACCOUNTING POLICIES ADOPTED IN THE CURRENT PERIOD

The following are the new accounting policies adopted in the current period:

(a) Financial instruments

The Company has adopted all of the requirements of IFRS 9 Financial Instruments (“IFRS 9”), as of January 1, 2018. IFRS 9 has replaced IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 utilizes a revised model for recognition and measurement of financial instruments and a single, forward-looking “expected loss” impairment model. There are differences between IFRS 9 and IAS 39, however, most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9, so the Company’s accounting policy with respect to financial liabilities, including the accounting for the embedded derivative related to the secured notes payable, is unchanged.

As a result of the adoption of IFRS 9, management has changed its accounting policy for financial assets retrospectively, for assets that were recognized at the date of application. The change did not impact the carrying value of any financial assets on transition date. The main area of change is the accounting for cash previously classified as fair value through profit and loss.

The following is the Company’s new accounting policy for financial instruments under IFRS 9.

Classification

The Company classifies its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (“FVTOCI”) or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Financial liabilities are measured at amortized cost unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or the Company has opted to measure that at FVTPL.

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The Company completed a detailed assessment of its financial assets and liabilities as at January 1, 2018. The following table shows the original classification under IAS 39 and the new classification under IFRS 9:

Asset/Liability	Original classifciation IAS 39	New classification IFRS 9
Cash	FVTPL	Amortized cost
Equity securities	Available-for-sale	FVTOCI
Amounts receivable	Loans and receivables	Amortized cost
Derivative assets	FVTPL	FVTPL
Accounts payable and accrued liabilities	Other liabilties	Amortized cost
Secured notes payable	Other liabilties	Amortized cost

The Company is not required to restate prior periods. The adoption of IFRS 9 resulted in no change to the opening accumulated deficit on January 1, 2018.

Measurement

Financial assets at FVTOCI

Elected investments in equity instruments at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses arising from changes in fair value recognized in other comprehensive income.

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value, plus transaction costs, and subsequently carried at amortized cost less any impairment. Financial liabilities carried at amortized cost utilize the effective interest method.

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the consolidated statements of comprehensive income. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the consolidated statements of comprehensive income in the period in which they arise.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or where appropriate, a shorter period, to the net carrying amount on initial recognition.

Derecognition

Financial assets

The Company derecognizes the financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in the consolidated statements of comprehensive income. However, gains and losses on derecognition of financial assets classified as FVTOCI are reclassified to retained earnings (deficit) as a reclassification within equity.

Financial liabilities

The Company derecognizes financial liabilities only when its obligations under the financial liabilities are discharged, cancelled, or expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized in the consolidated statements of comprehensive income.

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(b) Foreign currency transactions and advance consideration

In December 2016, the IASB issued IFRIC Interpretation 22 “Foreign Currency Transactions and Advance Consideration” (“IFRIC 22”). IFRIC 22 is applicable for annual periods beginning on or after January 1, 2018 and permits early adoption. IFRIC 22 clarifies which date should be used for translation when a foreign currency transaction involves an advance payment or receipt. The interpretation clarifies that the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of the advance consideration. The adoption of IFRIC 22 did not have an effect on the condensed consolidated interim financial statements for the period.

SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Company’s unaudited financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting periods. Judgments, estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ materially from these estimates. The significant judgments, estimates and assumptions made by management in applying the Company’s accounting policies were the same as those that applied to the audited financial statements as at and for the year ended December 31, 2017 except for the following:

Useful life of property, plant and equipment

The Company has changed its estimate of the useful life of the earthmoving equipment category within property, plant and equipment to better reflect the pattern of consumption being straight line over the remaining life of the mine, rather than estimated hours. This change has been applied prospectively. This change in estimate did not result in a material difference to the depreciation in the current period. It is estimated it will not have a material impact on future periods depreciation.

Basis for units of production of proven and probable resources

The Company has changed its estimate of the basis for units of production over proven and probable resources from carats recovered to ore treated.  This change has been applied prospectively to better reflect the pattern of consumption over the remaining life of mine, as grade over or underperformance may arise in timing differences for depreciation taken. This change only affects the production and related equipment, general infrastructure, mineral properties and deferred stripping categories within property, plant and equipment.

Business combinations

Determination of whether a set of assets acquired and liabilities assumed constitute the acquisition of a business or asset may require may require the Company to make certain judgments as to whether or not the assets acquired and liabilities assumed include the inputs, processes and outputs necessary to constitute a business as defined in IFRS 3 - Business Combinations. Based on an assessment of the relevant facts and circumstances, the Company concluded that the acquisition of Kennady Diamonds Inc. on April 13, 2018 did not meet the criteria for accounting as a business combination (see Note 6 to the Financial Statements).

STANDARDS AND AMENDMENTS TO EXISTING STANDARDS

At the date of authorization of the financial statements, certain new standards and amendments to existing standards have been published but are not yet effective and have not been adopted early by the Company. The Company anticipates that all of the relevant standards will be adopted by the Company in the first period beginning after the effective date of the standard. Information on new standards and amendments that are expected to be relevant to the Company’s financial statements is provided below.

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Leases

On January 13, 2016, the IASB issued International Financial Reporting Standard 16, Leases (“IFRS 16”). The new standard will replace existing lease guidance in IFRS and related interpretations and requires companies to bring most leases on balance sheet. The significant change will affect the accounting treatment of leases currently classified as operating leases. The new standard is effective for annual periods beginning on or after January 1, 2019. The Company believes the adoption of IFRS 16 will have an increase in lease liabilities, representing the present value of future payments under arrangements currently classified as operating leases, along with a corresponding increase in property, plant and equipment. Upon increasing property, plant and equipment, there will be an impact on the statement of comprehensive income, with an increase to depreciation, depletion and finance costs rather than operating expenses. There will be an impact on the statement of cash flows with an increase to financing activities rather than operating activities.

Uncertainty over income tax treatments

On June 7, 2017, the IASB issued IFRIC Interpretation 23, Uncertainty over Income Tax Treatments (“IFRIC 23”). IFRIC 23 provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. IFRIC 23 is applicable for annual periods beginning on or after January 1, 2019. Earlier application is permitted. Management is currently assessing the impact of the IFRIC 23 on the consolidated financial statements.

RELATED PARTY TRANSACTIONS

The Company’s related parties include the Operator of the GK Mine, Dermot Desmond, Bottin and Vertigol Unlimited Company (“Vertigol”) (corporations ultimately beneficially owned by Dermot Desmond), key management and their close family members, and the Company’s directors. During the nine-month period ended September 30, 2018, Dermot Desmond and Bottin transferred all owned shares of the Company to Vertigol. Dermot Desmond, indirectly through Vertigol, is the ultimate beneficial owner of greater than 10% of the Company’s shares. Kennady Diamonds Inc. (“Kennady Diamonds”) was also a related party since the Company and Kennady Diamonds had a common member of key management, until the date of acquisition on April 13, 2018. International Investment and Underwriting Unlimited (“IIU”) is also a related party since it is ultimately beneficially owned by Mr. Dermot Desmond.

Related party transactions are recorded at their exchange amount, being the amount agreed to by the parties.

The Company had the following transactions and balances with its related parties including key management personnel including the Company’s directors, Dermot Desmond, Vertigol, IIU, the Operator of the GK Mine, and Kennady Diamonds. The transactions with key management personnel are in the nature of remuneration. The transactions with the Operator of the GK Mine relate to the funding of the Company’s interest in the GK Mine for the current year’s expenditures, capital additions, management fee, and pre-production sales related to the 49% share of fancies and special diamonds. The transactions with Kennady Diamonds are for a monthly management fee charged by the Company for reimbursement of expenses paid on behalf of Kennady Diamonds. The transactions with IIU are for the director fees and travel expenses of the Chairman of the Company.

The balances as at September 30, 2018 and December 31, 2017 were as follows:

	September 30,	December 31,
	2018	2017
Payable to De Beers Canada Inc. as the operator of the GK Mine*	$397	$523
Payable to De Beers Canada Inc. for interest on letters of credit	865	339
Receivable from De Beers Canada Inc. for sunk cost overpayment	—	21
Payable to International Investment and Underwriting	43	32
Payable to key management personnel	148	178

*included in accounts payable and accrued liabilities

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The transactions for the three and nine months ended September 30, 2018 and 2017 were as follows:

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
The total of the transactions:
Kennady Diamonds	$—	$23	$30	$68
International Investment and Underwriting	13	23	43	48
Remuneration to key management personnel	648	655	2,160	2,800
Sunk cost repayment to De Beers Canada Inc.	—	—	—	10,000
Diamonds sold to De Beers Canada Inc.	—	—	—	1,398
Diamonds purchased from De Beers Canada Inc.	10,355	4,114	26,212	12,638
Finance costs incurred from De Beers Canada Inc.	177	742	526	1,743
Management fee charged by the Operator of the GK Mine	1,038	1,038	3,114	3,114

The remuneration expense of directors and other members of key management personnel for the three and nine months ended September 30, 2018 and 2017 were as follows:

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
Consulting fees, payroll, director fees, bonus and other short-term benefits	$300	$263	$1,166	$1,850
Share-based payments	348	392	994	950
	$648	$655	$2,160	$2,800

In accordance with International Accounting Standard 24 Related Parties, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company.

CONTRACTUAL OBLIGATIONS

The following table summarizes the contractual maturities of the Company’s significant financial liabilities and capital commitments, including contractual obligations:

	Less than	1 to 3	4 to 5	After 5
	1 Year	Years	Years	Years	Total
Operating lease obligations	$231	$470	$473	$138	$1,312
Gahcho Kué Diamond Mine commitments	13,978	—	—	—	13,978
Gahcho Kué Diamond Mine operating lease obligations	816	953	202	42	2,013
Revolving credit facility stand by charges	799	967	—	—	1,766
Notes payable - Principal	—	—	406,525	—	406,525
Notes payable - Interest	32,974	66,038	49,506	—	148,518
	$48,798	$68,428	$456,706	$180	$574,112

NON-IFRS MEASURES

The MD&A refers to the terms “Cash costs of production per tonne of ore processed” and “Cash costs of production per carat recovered”, both including and net of capitalized stripping costs and “Adjusted Earnings Before Interest, Taxes Depreciation and Amortization (Adjusted EBITDA)”. Each of these is a non-IFRS performance measure and is referenced in order to provide investors with information about the measures used by management to monitor performance. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. They do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers.

Cash costs of production per tonne of ore processed and cash costs of production per carat recovered are used by management to analyze the actual cash costs associated with processing the ore, and for each recovered carat. Differences from production costs reported within cost of sales are attributed to the amount of production cost included in ore stockpile and rough diamond inventories.

Adjusted EBITDA is used by management to analyze the operational cash flows of the Company, as compared to the net income for accounting purposes. It is also a measure which is defined in the secured notes payable documents.

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The following table provides a reconciliation of the Adjusted EBITDA with the net income on the condensed consolidated interim statements of comprehensive income:

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017

Net income for the period	$17,483	$27,669	$11,270	$33,079
Add/deduct:
Non-cash depreciation and depletion	18,040	16,493	60,388	21,587
Share-based payment expense	448	516	1,261	1,289
Net finance expenses	11,037	11,141	30,626	26,280
Derivative gains	(3,268)	(635)	(4,050)	(1,415)
Current and deferred income taxes	1,356	—	2,013	—
Unrealized foreign exchange (gains) losses	(7,148)	(17,495)	11,137	(32,984)
Adjusted earnings before interest, taxes, depreciation and depletion (Adjusted EBITDA)	$37,948	$37,689	$112,645	$47,836

The following table provides a reconciliation of the cash costs of production per tonne of ore processed and per carat recovered and the production costs reported within cost of sales on the condensed consolidated interim statements of comprehensive income:

		Three months ended	Three months ended	Nine months ended	Nine months ended
(in thousands of Canadian dollars, except where otherwise noted)		September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017

Cost of sales production costs		$26,231	22,857	86,240	29,826
Cash cost of production of ore processed, net of capitalized stripping		$26,169	29,536	91,905	66,888
Cash costs of production of ore processed, including capitalized stripping		$32,791	29,536	112,273	69,665

Tonnes processed	kilo tonnes	372	403	1,197	874
Carats recovered	000's carats	892	894	2,642	1,864

Cash costs of production per tonne of ore, net of capitalized stripping		$70	73	77	77
Cash costs of production per tonne of ore, including capitalized stripping		$88	73	94	80
Cash costs of production per carat recovered, net of capitalized stripping		$29	33	35	36
Cash costs of production per carat recovered, including capitalized stripping		$37	33	42	37

Other Management Discussion and Analysis Requirements

Risks

Mountain Province’s business of developing and operating mineral resources involves a variety of operational, financial and regulatory risks that are typical in the mining industry. The Company attempts to mitigate these risks and minimize their effect on its financial performance, but there is no guarantee that the Company will be profitable in the future, and investing in the Company’s common shares should be considered speculative.

Mountain Province’s business of developing and operating mineral properties is subject to a variety of risks and uncertainties, including, without limitation:

•	risk that the production from the mine will not be consistent with the Company’s expectation;
•	risk that production and operating costs are not within the Company’s estimates;
•	risk of lack of operating history and new mining operation;
•	risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;
•	results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company's expectations; mining exploration risks, including risks related to accidents, equipment breakdowns or other unanticipated difficulties with or interruptions in production;
•	the potential for delays in exploration activities or the completion of studies;
•	risks related to the inherent uncertainty of exploration and cost estimates and the potential for unexpected costs and expenses;

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•	risks related to foreign exchange fluctuations, prices of diamond, and emergence of lab grown diamonds;
•	risks related to commodity price fluctuations;
•	the uncertainty of profitability based upon the Company's lack of operating history;
•	risks related to failure of its joint venture partner;
•	risks relating to complying with the covenants in our revolver credit facility;
•	development and production risks including and particularly risks for weather conducive to the building and use of the Tibbitt to Contwoyto Winter Road;
•	risks related to environmental regulation, permitting and liability;
•	risks related to legal challenges to operating permits that are approved and/or issued;
•	political and regulatory risks associated with mining, exploration and development;
•	the ability to operate the Company’s GK Mine on an economic basis;
•	aboriginal rights and title;
•	failure of plant, equipment, processes and transportation services to operate as anticipated;
•	possible variations in ore grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, land titles, and social and political developments, and other risks of the mining industry; and
•	other risks and uncertainties related to the Company's prospects, properties and business strategy.

As well, there can be no assurance that any further funding required by the Company will become available to it, and if so, that it will be offered on reasonable terms, or that the Company will be able to secure such funding. Furthermore, there is no assurance that the Company will be able to secure new mineral properties or Projects, or that they can be secured on competitive terms.

Disclosure of Outstanding Share Data

The Company’s common shares are traded on the Toronto Stock Exchange and the NASDAQ under the symbol MPVD.

At November 12, 2018, there were 210,005,810 shares issued, 3,130,000 stock options and 465,663 restricted share units outstanding. There were no warrants outstanding.

There are an unlimited number of common shares without par value authorized to be issued by the Company.

Controls and Procedures

Disclosure Controls and Procedures

As of September 30, 2018, we carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer (CEO) and chief financial officer (CFO), of the effectiveness of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon that evaluation and as of September 30, 2018, the CEO and CFO concluded that:

• the disclosure controls and procedures were designed effectively to provide reasonable assurance that information required to be disclosed in the reports we file and submit under applicable securities laws is recorded, processed, summarized and reported as and when required;

• such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

There has been no change in our internal control over financial reporting during the quarter ended September 30, 2018 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

This MD&A contains certain “forward-looking statements” and “forward-looking information” under applicable Canadian and United States securities laws concerning the business, operations and financial performance and condition of Mountain Province Diamonds Inc. Forward-looking statements and forward-looking information include, but are not limited to, statements with respect to estimated production and mine life of the project of Mountain Province; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; the future price of diamonds; the estimation of mineral reserves and resources; the ability to manage debt; capital expenditures; the ability to obtain permits for operations; liquidity; tax rates; and currency exchange rate fluctuations. Except for statements of historical fact relating to Mountain Province, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “anticipates,” “may,” “can,” “plans,” “believes,” “estimates,” “expects,” “projects,” “targets,” “intends,” “likely,” “will,” “should,” “to be”, “potential” and other similar words, or statements that certain events or conditions “may”, “should” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Many of these assumptions are based on factors and events that are not within the control of Mountain Province and there is no assurance they will prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include variations in ore grade or recovery rates, changes in market conditions, changes in project parameters, mine sequencing; production rates; cash flow; risks relating to the availability and timeliness of permitting and governmental approvals; supply of, and demand for, diamonds; fluctuating commodity prices and currency exchange rates, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated.

These factors are discussed in greater detail in this MD&A and in Mountain Province's most recent Annual Information Form filed on SEDAR, which also provide additional general assumptions in connection with these statements. Mountain Province cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Mountain Province believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon. These statements speak only as of the date of this MD&A.

Although Mountain Province has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Mountain Province undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered as the property is developed.

Further, Mountain Province may make changes to its business plans that could affect its results. The principal assets of Mountain Province are administered pursuant to a joint venture under which Mountain Province is not the operator. Mountain Province is exposed to actions taken or omissions made by the operator within its prerogative and/or determinations made by the joint venture under its terms. Such actions or omissions may impact the future performance of Mountain Province. Under its current note and revolving credit facilities Mountain Province is subject to certain limitations on its ability to pay dividends on common stock. The declaration of dividends is at the discretion of Mountain Province’s Board of Directors, subject to the limitations under the Company’s debt facilities, and will depend on Mountain Province’s financial results, cash requirements, future prospects, and other factors deemed relevant by the Board.

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Cautionary Note to U.S. Investors - Information Concerning Preparation of Resource Estimates

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  Unless otherwise indicated, all resource and reserve estimates included in this MD&A have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining and Metallurgy Classification System.  NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of Industry Guide 7 promulgated by the United States Securities and Exchange Commission (“SEC”) under the United States Securities Act of 1933, as amended, and resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies.  In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”.  Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  The SEC's disclosure standards under Industry Guide 7 do not define the terms and normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC.  U.S. Investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category.  Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases.  Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable.

Disclosure of “contained ounces” (or “contained carats”) in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.  The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC’s Industry Guide 7, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under Industry Guide 7 standards.  Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U. S. standards.

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